UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

OPENTABLE, INC.

(Name of Subject Company)

RHOMBUS, INC.

(Offeror)

THE PRICELINE GROUP INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

68372A104

(Cusip Number of Class of Securities)

Peter Millones

Executive Vice President, General Counsel and Corporate Secretary

The Priceline Group, Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854-1625

(203) 299-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Keith A. Pagnani, Esq.

Brian E. Hamilton, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,687,526,573	$346,153.42

*            Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by OpenTable, Inc. (“OpenTable”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $103.00, the tender offer price, by (b) the sum of (i) 23,677,982, the number of issued and outstanding shares of OpenTable common stock, (ii) 1,918,027, the number of shares of OpenTable common stock subject to issuance pursuant to options to purchase shares of OpenTable common stock and (iii) 496,482, the number of shares of OpenTable common stock subject to issuance pursuant to OpenTable restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of June 19, 2014, the most recent practicable date.

**     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.000128800.

☒              Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $346,153.42	Filing Party: The Priceline Group Inc. and Rhombus, Inc.
Form or Registration No.: Schedule TO.	Date Filed: June 25, 2014.

☐                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third—party tender offer subject to Rule 14d—1.

☐            issuer tender offer subject to Rule 13e—4.

☐            going—private transaction subject to Rule 13e—3

☐            amendment to Schedule 13D under Rule 13d—2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e—4(i) (Cross—Border Issuer Tender Offer)

☐            Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by The Priceline Group Inc., a Delaware corporation (“Priceline”), and Rhombus, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Priceline, with the Securities and Exchange Commission on June 25, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the shares of common stock, par value $0.0001 per share (the “Shares”), of OpenTable, Inc., a Delaware corporation (“OpenTable”), that are issued and outstanding at a price of $103.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Items 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The last paragraph of Section 15 — “Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the paragraph:

“The HSR Condition has been satisfied by the grant of early termination of the HSR Act waiting period by the FTC on July 7, 2014.”

(b) The third and fourth paragraph of Section 17 — “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” of the Offer to Purchase are hereby amended and restated as follows:

“Pursuant to the HSR Act, Priceline and OpenTable filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 19, 2014 and June 20, 2014, respectively, for review in connection with the Offer. The initial waiting period under the HSR Act, which was scheduled to expire at 11:59 P.M., New York time, on July 7, 2014, was terminated early, effective July 7, 2014. Accordingly, the HSR Condition has been satisfied.”

On July 8, 2014, Priceline and OpenTable issued a joint press release announcing the early termination of the applicable waiting period under the HSR Act. The full text of the press release is attached as Exhibit (a)(5)(x) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(x)	Joint Press Release issued by Priceline and OpenTable, dated July 8, 2014.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2014

THE PRICELINE GROUP INC.

By:	/s/ Peter J. Millones
	Name:	Peter J. Millones
	Title:	Executive Vice President, General Counsel and Corporate Secretary

RHOMBUS, INC.

By:	/s/ Peter J. Millones
	Name:	Peter J. Millones
	Title:	Secretary

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EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 25, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in the New York Times on June 25, 2014.*

(a)(5)(i)

Joint Press Release issued by Priceline and OpenTable, dated June 13, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).

(a)(5)(ii)

Email from Darren Huston to employees of Priceline, dated June 13, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).

(a)(5)(iii)

Transcript of Conference Call held by Priceline on June 13, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Priceline with the Securities and Exchange Commission on June 16, 2014).

(a)(5)(iv)

Email from Darren Huston to OpenTable employees, dated June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Priceline with the Securities and Exchange Commission on June 16, 2014).

(a)(5)(v)	Complaint filed by David Raul as custodian for Pinchus E. Raul, individually and on behalf of all others similarly situated, on June 17, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(vi)	Complaint filed by Kathy Guerra, individually and on behalf of all others similarly situated, on June 18, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(vii)	Complaint filed by Victor Seibert, on behalf of himself and all others similarly situated, on June 19, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(viii)	Amended Complaint filed by Kathy Guerra and Irene Dixon, individually and on behalf of all others similarly situated, on June 30, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(ix)	Amended Complaint filed by Victor Seibert, on behalf of himself and all others similarly situated, on July 2, 2014, in the Court of Chancery of the State of Delaware.*

(a)(5)(x)	Joint Press Release issued by Priceline and OpenTable, dated July 8, 2014.

(b)(1)

Credit Agreement, dated as of October 28, 2011, among Priceline, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, RBS Citizens, N.A., as Documentation Agent, and Bank of America, N.A. and Wells Fargo Bank, National Association, as Co-Syndication Agents (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2011 filed by Priceline with the Securities and Exchange Commission on November 7, 2011).

(d)(1)

Agreement and Plan of Merger, dated as of June 12, 2014, by and among OpenTable, Priceline and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Priceline with the Securities and Exchange Commission on June 13, 2014).

(d)(2)	Confidentiality Agreement, dated April 23, 2014, between Priceline and OpenTable.*

(d)(3)

Form of Tender Support Agreement, dated June 12, 2014, by and among Priceline, Purchaser and the individual set forth on Schedule A thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by OpenTable with the Securities and Exchange Commission on June 13, 2014).

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed.

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